Exhibit 99.1

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21

Catherine ENCK
Tel. 33 (1) 47 44 37 76

Patricia MARIE
Tel. 33 (1) 47 44 45 90

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49

Laurence FRANCISCO
Tel. : 33 (1) 47 44 51 04

Sarah WACHTER
Tel. : 33 (1) 47 44 42 30

Sophie LE CONG NEN-ALIOT
Tel. : 33 (1) 47 44 48 00

Isabelle CABROL
Tel. : 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

TOTAL S.A.
Capital 6 871 905 100 euros
542 051 180 R.C.S. Nanterre

www.total.com

Paris, June 10, 2003

Total Energie,
Celebrating 20 Years of Photovoltaic Solar Energy

This year marks the 20th anniversary of Total’s involvement in solar energy. Since it founded Total Energie, a unit specialized in solar power, in early summer 1983, the Group has become a front-ranking player in the field.

Total Energie assembles, distributes, installs and provides maintenance for solar panels and other equipment delivering photovoltaic electricity. The company is particularly active in four areas : pumping, commercial applications, isolated systems and grid connections.

Now a joint subsidiary of Total and French utility Electricité de France, Total Energie is based near Lyons, France, and generated sales of approximately € 60 million in 2002. The company can leverage a network of around 15 subsidiaries, mainly in the French overseas departments and territories, in African countries, Madagascar and Germany.

Total Energie is currently taking part in two major rural electrification programs, one in Morocco (16,000 households) and one in South Africa (15,000 households). These programs, deployed in isolated areas, will give access to lighting and some appliances to thousands of people previously without electricity.

Total Energie will also be building a solar panel production plant in Toulouse with a capacity of 5 MW a year. The facility is scheduled to be commissioned in early 2004. Its output will be sufficient to install solar panels on the roofs of around 2,500 homes a year in Europe.

The creation of Total Energie 20 years ago was the starting point of Total’s commitment to developing applications for renewable energy. The Company gradually extended its initiatives, mainly in wind and solar power. Total inaugurated its first wind turbines at the Mardyck refinery, near Dunkirk, France. In addition, Photovoltech, in which Total has a 42.5% interest, is building a plant in Tienen, Belgium, scheduled for completion in early fall. The facility will produce high-efficiency polycrystalline silicon-based photovoltaic cells and have an annual capacity of close to 10 MW.

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